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                                                                       EXHIBIT 2

                                    Contact:
                                    Susan Seiter
                                    Director  Investor Relations
                                    BancTec, Inc., (972) 341-4904
                                    susan.seiter@banctec.com



                  BANCTEC ADOPTS NEW STOCKHOLDER RIGHTS PLAN


DALLAS -- May 29, 1998 -- BancTec, Inc. (NYSE:BTC) today announced that its Board of Directors adopted a new Stockholder Rights Plan to replace an earlier rights plan that expired on May 24, 1998. The Rights Plan is designed to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's shareholders.

Under the new Stockholder Rights Plan, a dividend of one right for each outstanding common share was distributed to stockholders of record at the close of business on May 26, 1998. Each right entitles stockholders to buy one share of BancTec common stock at an exercise price of $85.00.

The rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of BancTec's common stock or commences a tender or exchange offer to acquire 30% or more of BancTec's common shares. The rights will expire on May 20, 2008.

If BancTec is the surviving company in a merger with a 20% or more stockholder, or if a person or group acquires 35% or more of the Company's common stock, each right will then entitle its holder to purchase at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price.

BancTec is a diversified systems integration and services company specializing in automated applications solutions for the banking, financial services, insurance, healthcare, government, utility, telecommunications and retail industries. The company is also a leading provider of document workflow and imaging software products, network support services for local area networks and personal computers, and document processing equipment for OEM customers.
BancTec employs more than 4,000 people worldwide and is headquartered in Dallas, Texas.

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